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March 23, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention:  Ms. Nudrat Salik

Re:                   Rockwood Holdings, Inc.
Registration Statement on Form S-1
Filed February 11, 2005
File No. 333-122764

Dear Ms. Salik:

As you are aware, Rockwood Holdings, Inc. (the “Company”) filed a Registration Statement on Form S-1 (the “S-1”) on February 11, 2005 relating to the contemplated initial public offering of shares of its common stock, and received comments from the Staff of the Securities and Exchange Commission on March 11, 2005.  The purpose of this letter is to provide the responses to comments #15, #54, #79, #86, #87, #89 through #92 and #98.  The Company is submitting these responses in advance of its responses to the other comments because it believes it is prudent to accelerate resolution on these comments in connection with the filing by Rockwood Specialties Group, Inc. (“Group”) of its Form 10-K for the year ended December 31, 2004.

Business Strategy, page 4

15.                                 Given that many of the charges and gains occurred in multiple years, please explain to us what considerations were given to the guidance provided in Item 10(e)(1)(ii)(B) in characterizing each of the charges and gains presented in Note 9 and Note 10 as “special.”

The Company respectfully informs the Staff that all presentations contained in the prospectus of consolidated Adjusted EBITDA are calculated as defined in the senior secured credit agreement.  Specifically, the presentation of special charges contained in Notes 9 (non-cash special charges) and 10 (other special charges) of the summary financial information sets forth each of the adjustments made to EBITDA under the senior secured credit agreement.  The senior secured credit agreement permits each of these adjustments, notwithstanding the fact that some may have occurred in more than one year.  The Company has presented this information to investors because it believes it is material, given that it is financial information the Company uses to evaluate its performance and liquidity.  In response to the Staff’s comment, the Company will add disclosure to Notes 9 and 10 clarifying that these special charges are adjustments permitted under the senior secured credit agreement.

The Company also respectfully informs the Staff that in some cases an item that is actually non-recurring is included in adjustments over multiple years not because it is recurring but because such item is complex, requiring multiple years to resolve. An example of such non-recurring items includes “Business interruption costs and insurance recovery,” which stems from a fire in the Company’s Electronics segment.  In 2001, the Company incurred business interruption and insurance costs; in 2002 and 2003, the Company had a gain from fire insurance settlements.  A second example is “Systems/organization establishment expenses,” which include several unrelated non-recurring items, some of which required, or will require, as the case may be, multiple years to resolve, such as the initial implementation of systems and internal control documentation.  The Company incurred costs in 2004 and expects to incur related costs in 2005 and 2006.

Liquidity and Capital Resources, page 106

54.                                 On page 112, you state that adjusted EBITDA is also used as a liquidity measure.  Given the reconciliation provided on page 106, it appears that you have excluded charges or liabilities which require cash settlement.  Please provide a comprehensive explanation as to how you use adjusted EBITDA as a liquidity measure.  The discussion on pages 68-69 under “Management’s Uses” indicates that you may have presented adjusted EBITDA in Liquidity and Capital Resources due to material covenants included in certain debt arrangements.  If so, please clarify your disclosure.  In addition, please also provide the disclosures called for by Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company will revise the disclosure set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures—Management’s Uses” and “—Liquidity and Capital Resources—Liquidity—Contractual Obligations” in Group’s Form 10-K and Amendment No. 1 to the S-1 to clarify how Adjusted EBITDA is used as a liquidity measure and provide additional disclosure called for by Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

The Company submits for the Staff’s review the proposed additional disclosure in Annex A to this letter. This proposed disclosure is an excerpt from draft Amendment No. 1 to the S-1. Group's form 10-K will contain the same disclosure modified appropriately.

Consolidated Statements of Operations, page F-3

79.                                 Please present interest expense and interest income separately, rather than netting them, in your statements of operations.  See Rules 5-03(7) and (9) of Regulation S-X.

The Company respectfully informs the Staff that its decision not to present separately interest expense and interest income in its statements of operations was based on Rule 4-02 of Regulation S-X. Rule 4-02 states, “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.”

It is the Company’s position that its interest income is immaterial, and thus combination with interest expense is appropriate.  For example, interest income for the year ended December 31, 2003 was $1.3 million, or 1.2% of the Company’s loss before taxes, which equaled $108.0 million, and 1.2% of the Company’s interest expense, net, which equaled $112.3 million. With respect to Group, interest income was $1.3 million for the year ended December 31, 2003, which equaled 1.6% of the loss before taxes of $81.5 million, and 1.5% of Group’s interest expense, net, which equaled $85.8 million. Similarly, interest income for the year ended December 31, 2002 was $1.3 million, or 1.6% of the Company’s loss before taxes, which equaled $80.7 million, and 1.2% of the Company’s interest expense, net, which equaled $108.1 million. Group’s interest income was $1.3 million for the year ended December 31, 2002, which equaled 2.1% of the loss before taxes of $60.7 million, and 1.5% of Group’s interest expense, net, which equaled $88.2 million.

The Company respectfully informs the Staff that as long as interest income remains at this level of materiality, it plans to continue to include interest income within interest expense, net.

Note 7.  Long-Term Debt, page F-20

86.                                 Please tell us how you accounted for each of the debt refinancings during the two years ended December 31, 2004.  Your explanation should include how you accounted for the debt issuance costs as well as the accounting literature used to determine the appropriate accounting.

The Company respectfully informs the Staff that it accounted for each of its debt refinancings in 2003 and 2004 in accordance with EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.”  Accordingly, if the Company concluded the refinancing resulted in substantially different debt instruments (that is, the present value of the cash flows under the terms of a new debt instrument, including any amounts paid by the Company to the applicable lenders, were substantially (at least 10%) different from the present value of the remaining cash flows under the terms of the original instrument), it accounted for such transaction in the same manner as a debt extinguishment in accordance with paragraph 16 of Statement 125 (as dictated by EITF 96-19) with the new debt recorded at fair value and costs incurred from non-lender third parties capitalized and amortized over the expected life of the debt.   All other deferred and incurred costs were charged directly to the income statement in the caption “Refinancing expenses.”

If the Company concluded the original and new debt instruments were not substantially different (that is, less than 10% difference in present value cash flows), it applied a new effective interest rate based on the carrying amount of the original debt instrument and the revised cash flows.  Related lender fees, along with any existing unamortized premium or discount, were amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method.  Costs incurred with third parties were expensed as incurred.

The following debt refinancings in 2003 and 2004 were accounted for in the same manner as a debt extinguishment:

•      July 23, 2003 (“2003 Refinancing” on page F-21): the Company refinanced its existing debt (the 2000 senior subordinated loan and 2000 credit agreement) by entering into a new bank credit facility (the July 2003 senior secured credit agreement) and issuing the senior subordinated notes due 2011 and issuing $70.0 million of senior discount notes.

•      July 31, 2004 (pages F-58 - F-60): the Company repaid the borrowings under the July 2003 senior secured credit agreement and repaid certain debt assumed in the Dynamit Nobel acquisition (and paid related fees and cash-settled certain derivative transactions entered into in connection with the Dynamit Nobel acquisition and paid the cash purchase price of the Dynamit Nobel acquisition) by entering into a new bank credit facility (the July 2004 senior secured credit agreement) and the July 2004 senior subordinated loan facility and issuing common stock.

•      October 8, 2004 (page F-58): the Company repaid a portion of the borrowings under its July 2004 senior subordinated loan facility (and paid related fees) by borrowing additional term loans under its July 2004 senior secured credit agreement.

•      November 10, 2004 (“Subsequent Events” on page F-67): the Company repaid the remaining borrowings under its July 2004 senior subordinated loan facility (and paid related fees) by issuing the senior subordinated notes due 2014.

The following debt refinancings in 2003 and 2004 were accounted for as a debt modification:

•      December 2003 (“2003 Refinancing” on page F-21): the Company repaid borrowings under one tranche of term loans under its July 2003 senior secured credit agreement by borrowing under another tranche of term loans under the same agreement with a reduced interest rate (lower by 75 basis points).

•      December 10, 2004 (page F-59): the Company repaid borrowings under one tranche of term loans under its July 2004 senior secured credit agreement by borrowing under another tranche of term loans under the same agreement with a reduced interest rate (lower by 25 basis points).

87.                                 You issued a total of 30,273 of common shares, with a fair value of $500 per share, in connection with the PIK Note Financing.  Please clarify how you determined it was appropriate to record these amounts as deferred financing costs.

The Company respectfully informs the Staff that it concluded these amounts were deferred financing costs because the shares were issued to the lenders as a direct result of the PIK Note Financing in lieu of cash fees paid. Since deferred financing costs are to include all direct costs related to the issuance of debt in accordance with generally accepted accounting principles, the Company concluded it was appropriate to capitalize the fair value of the issued stock and amortize this amount to interest expense over the contractual term of the PIK Note Financing.

Note 9.  Operating Lease Obligations, page F-25

89.                                 Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues.  If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

The Company respectfully informs the Staff that although its more significant operations own their land and buildings, its smaller operations lease production and office space.  Of these leases, a few insignificant contracts contain step rent provisions, escalation clauses or capital improvement funding or other lease concessions. The Company accounts for these leases pursuant to the tenets of FASB Technical Bulletin (FTB) 85-3 (for step rent provisions and escalation clauses) and paragraph 15 of SFAS 13 and Question 2 of FTB 88-1 (for capital improvement funding or other lease concessions).  With respect to the Company’s more significant leases, such provisions either do not exist or are not material terms of the contract.

Although not currently stated as such, the Company’s minimum lease commitments do include the impact of existing indices and rates where applicable and amounts are reflected on a straight-line basis.  In response to the Staff’s comment, Group’s Form 10-K and Amendment No. 1 to the S-1 will disclose that the numbers include those items.

Note 10.  Employee Benefit Plans, page F-25

90.                                 Given that all of your defined benefit plans had accumulated benefit obligations in excess of plan assets, please demonstrate to us how your accounting complies with paragraphs 36 and 37 of SFAS 87.

The Company respectfully informs the Staff that, in accordance with SFAS 87 paragraphs 36 and 37, for each of its defined benefit plans as of December 31, 2003 that had an accumulated benefit obligation that exceeded the fair value of plan assets, the Company recognized in the balance sheet an additional minimum liability if (a) an asset had been recognized as prepaid pension cost; (b) the liability already recognized as unfunded accrued pension cost was less than the unfunded accumulated benefit obligation; or (c) no accrued or prepaid pension cost had been recognized.  In instances where the Company recognized an additional minimum liability for a defined benefit plan, it recorded an equal amount as an intangible asset up to the amount of unrecognized prior service cost. If an additional minimum liability were required in excess of the unrecognized prior service cost (as was required in the majority of these instances), the Company recognized the excess, net of any tax benefits, in other comprehensive income in the equity section of the balance sheet.

As disclosed in Note 10 of the Company’s financial statements for the year ended December 31, 2003, as of December 31, 2003, the Company had recognized $17.2 million of accrued benefit liabilities, $5.0 million of which represented the additional minimum liability.  The additional minimum liability of $4.9 million was recorded with a corresponding amount reflected as accumulated other comprehensive income.  The remaining $0.1 million was recorded as an intangible asset.

The additional minimum liability for each of the newly acquired Dynamit Nobel businesses is not reflected in the September 30, 2004 balance sheet as the applicable actuarial valuations had not yet been completed. However, these valuations have now been completed as of July 31, 2004 (the Dynamit Nobel acquisition balance sheet date) and as of December 31, 2004, and the December 31, 2004 balance sheets of Group and the Company will include the requisite additional minimum liability amounts and the related disclosures for all of its consolidated subsidiaries.

Note 11.  Stock-Based Compensation, Page F-29

91.                                 Please disclose how you account for the performance options, including how you record compensation expense.  Your explanation should include the accounting literature used to determine the appropriate accounting.

The Company respectfully informs the Staff that as disclosed in the S-1, the Company has granted two types of stock options—“time options” and “performance options.”  The Company uses the term “performance options” to refer to awards it grants that have both time- and performance-based vesting criteria (also known as a time accelerated stock option plan, or TASOP).  As disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2003, “Performance options have a life of ten years and become exercisable with respect to 25% of granted options on the second anniversary of the grant date and on each anniversary thereafter upon the achievement by the Company of certain performance targets. Performance options become exercisable on the eighth anniversary of the grant date to the extent that the options have not become otherwise exercisable or have not been terminated.”

The Company has concluded that each performance option grant to date qualifies as a fixed stock option because the fixed, non-accelerated vesting schedule is substantive.  The Company has assessed each grant to each recipient and determined that it is “more likely than not” that each recipient will remain employed with the Company through the applicable vesting date. This assessment carefully considered whether this criterion could be met even if the performance-accelerated criteria failed to be met and whether the recipient would otherwise be expected to terminate employment, such as upon a scheduled or mandated retirement date.

Because, in accordance with Paragraph 10b of APB Opinion 25, the Company has concluded the fixed, non-accelerated vesting schedule is substantive, it believes that the measurement date for these options is the option grant date.  Paragraph 10b defines the measurement date as “… the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any.” As termination of employment prior to year eight is the only reason why the recipient would not receive the award, the Company also believes that it is in accordance with paragraph 11b of APB Opinion 25.  Paragraph 11b states: “The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of shares of stock that may be issued to an employee.”  As the Company has concluded the fixed, non-accelerated vesting schedule is substantive, the accelerated vesting feature of these options is not relevant to the measurement date determination.

In accordance with Paragraph 10 of APB Opinion 25, compensation cost “…should be measured by the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay.” At the measurement date the Company has measured compensation cost as $0 for each such option issuance because in each case, the fair value of the stock at the measurement date has been equal to the price the employee has been required to pay.

92.                                 Please disclose how you account for the following terms of your management stockholder’s agreements as described on pages 181 through 183:

•      obligation to repurchase stock and options of the stockholder; and

•      pledge agreements.

Please also disclose whether the loans provided are recourse or nonrecourse.  Your explanation should include the accounting literature used to determine the appropriate accounting.

As disclosed on page 181 of the S-1, each management stockholder’s agreement contains a contingent repurchase obligation that gives the employee the right to require the Company to repurchase his shares of common stock and stock options in the event that his employment is terminated due to his death or permanent disability (the “put right”).  As the contingencies triggering the put right are outside the control of the employee and the occurence of such contingencies is not considered probable, the Company has accounted for its management equity plan as a fixed stock option plan in accordance with APB No. 25, as interpreted by EITF 00-23 Issue 23(c).

The pledge agreements entered into by ten employees in connection with their promissory notes related to their 2001 share purchases govern only the Company’s rights with respect to the shares as security for such loans.  The promissory notes explicitly provide that they are recourse: “In addition to recourse against the Pledged Stock, the Company...shall have full recourse against Borrower and all of Borrower’s other assets for payment of the principal of or accrued and unpaid interest on this promissory note or for any claim based hereon...” In response to the Staff’s comment, the Company will revise the disclosure with respect to these loans accordingly.

In addition, the Company has also considered the factors in EITF 00-23 Issue 34, and believes the legal form of the recourse promissory notes should be respected. Therefore, pursuant to the guidance of APB 25, Para. 8, Footnote 2, the Company records the issuance of stock under these agreements as a stock sale and not as a stock option (as would be required if these were non-recourse loans), with the stockholder loans recorded as a reduction of stockholders’ equity until repaid. These loans are otherwise not material (currently amounting to less than $0.7 million).

Note 18.  Contingencies, page F-34

98.                                 Tell us more about how you accounted for your obligation to undertake soil remediation at your German facility in accordance with SFAS 143.  Specifically address the following:

•      Tell us how you determined these retirement obligations have an indefinite life;

•      Tell us when you expect to initially recognize a liability.  Refer to paragraphs A14 and A16 of SFAS 143.

The Company respectfully informs the Staff that the German manufacturing facility identified under the “Environmental Matters” subsection of the Contingencies note has been in operation since World War I.  Notwithstanding its age, it has been and continues to be a viable operating facility generating positive cash flow each year.  Given the positive cash flow generation, the Company has no plans to shut down this facility at any time in the foreseeable future.  Nor does it have any plans to sell this facility as the

Company believes a sale would not be as economically beneficial as continuing to operate the facility. As such, the Company believes that the useful life of this facility is indeterminate.

Given the resulting indeterminate useful life of this facility and the corresponding indeterminate settlement date of the soil remediation obligation, as described in paragraph A16 of SFAS 143, “…sufficient information to estimate a range of potential settlement dates for the obligation…” is not available now nor is it expected to be available at any time in the foreseeable future.  Consequently, the Company cannot employ a present value technique to estimate fair value.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta
Robert J. Zatta
Senior Vice President and Chief Financial Officer

Copies to:
Rufus Decker — Securities and Exchange Commission
Lesli Sheppard — Securities and Exchange Commission
Seifi Ghasemi — Rockwood Holdings, Inc.
Thomas J. Riordan — Rockwood Holdings, Inc.
James T. Sullivan — Rockwood Holdings, Inc.
William Calder — Deloitte & Touche LLP
Roxane F. Reardon — Simpson Thacher & Bartlett LLP

ANNEX A

I.
Management's Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures:

  Management's Uses

        We use Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe this financial measure on a consolidated basis is helpful in highlighting trends in our overall business because the items excluded in calculating Adjusted EBITDA have little or no bearing on our day-to-day operating performance. It is also the most significant criterion in our calculation of performance-based cash bonuses and our determination of whether certain performance-based stock options vest, both of which are tied to Adjusted EBITDA targets.

        We also use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because our senior secured credit agreement and indentures governing the 2011 notes and 2014 notes contain financial covenants that are determined based on Adjusted EBITDA. These covenants are material terms of these agreements, which are material because they govern substantially all of our long-term debt, which in turn represents a substantial portion of our capitalization. Non-compliance with these financial covenants under our senior secured credit facilities—our maximum total leverage ratio and our minimum interest coverage ratio, in particular—could result in the lenders requiring us to immediately repay all amounts borrowed. Any such acceleration could also lead to the noteholders accelerating the maturity of the 2011 notes and the 2014 notes. In addition, if we cannot satisfy these financial covenants in the indentures governing the 2011 notes and 2014 notes, we cannot engage in certain activities, such as incurring additional indebtedness or making certain payments. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

        We also use Adjusted EBITDA on a segment basis as the primary measure to evaluate the ongoing performance of our business segments and reporting units. On a segment basis, we define Adjusted EBITDA as operating income excluding depreciation and amortization, certain non-cash gains and charges, certain other special gains and charges determined by our senior management to be non-recurring gains and charges and certain items deemed by our senior management to have little or no bearing on the day-to-day operating performance of our business segments and reporting units. The adjustments made to operating income directly correlate with the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the senior secured credit agreement.

A-1

II.
Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity—Contractual Obligations:

        Covenant compliance.    In addition to the affirmative and restrictive covenants, Group's senior secured credit agreement contains the following financial covenants that are determined based on our Adjusted EBITDA:

  •
  a maximum total leverage ratio: for the twelve-month period ended December 31, 2004, net debt to Adjusted EBITDA must be less than 6.95 to 1; for such period, our ratio equaled             ; and

  •
  a minimum interest coverage ratio: for the twelve-month period ended December 31, 2004, Adjusted EBITDA to cash interest expense (interest expense, net excluding deferred debt issuance cost amortization and the movements in the mark-to-market value of our interest rate and cross-currency interest rate derivatives) must be at least 1.60 to 1; for such period, our ratio equaled             .

These covenants are material terms of the senior secured credit agreement. Non-compliance with these covenants could result in a default under the senior secured credit agreement and the lenders could elect to declare all amounts borrowed immediately due and payable. Any such acceleration would also result in a default under the indentures governing the 2011 notes and 2014 notes, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding notes immediately due and payable.

        The indentures governing the 2011 notes and 2014 notes prohibit us from incurring additional debt, subject to certain permitted incurrences, unless the fixed charge coverage ratio, which is the ratio of Adjusted EBITDA (as defined therein excluding certain adjustments permitted under the senior secured credit agreement) to fixed charges (as defined therein), for the most recently ended four fiscal quarters is at least 2.00 to 1. In addition, the indentures prohibit us from making restricted payments (such as dividends or other equity distributions, repurchases of capital stock or restricted investments), subject to certain permitted payments, unless, among other things, the fixed charge coverage ratio for the most recently ended four fiscal quarters is at least 2.00 to 1. For the four-fiscal-quarter period ended December 31, 2004, the fixed charge coverage ratio equaled             . These covenants are material terms of the indentures governing the 2011 notes and 2014 notes.

A-2

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  ANNEX A